October 11, 2007

MAIL STOP 3561

William Raike, President
Raike Real Estate Management Inc., Manager
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Ste. 214
Woodstock, GA 30188

Re: WFG Real Estate Income Fund, LLC
Amendment 4 to the Offering Statement on
Form 1-A
Filed October 1, 2007
File No. 24-10163

Dear Mr. Raike:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Circular
Who Should Invest, page 4

1. We reissue comment two from our letter dated July 27, 2007. Please disclose the state suitability standards for each state in which the offering will be conducted.

Conflicts of Interest, page 16

2. We note the disclosure that the Fund may invest in properties in which Mr. Raike has a direct interest. Provide clear disclosure of the potential conflicts of interest. In addition, we note the statement that "such investment will be undertaken … in

such a way as to minimize as much as possible any conflict of interest." Please explain the steps you will take to minimize possible conflicts of interest.

Business of the Fund, page 19

3. We partially reissue comment eight from our letter dated July 27, 2007. We note the disclosure on page 20 that "the business plan calls for the Fund to make its initial investments in 2007 with the expectation that returns to the Fund would be generated commencing 12 to 18 months after the initial investment date." Since you have not identified any properties, it is not clear how you are able to disclose the expectation of returns. Please clarify.

4. We reissue comment nine from our letter dated July 27, 2007. We note your prior disclosure at the top of page 20 that the fund's "business plan contains specific goals as to the types of investment strategy which will be followed by the manager." Please explain the removal of this disclosure. Also, revise to discuss the "goals" and "investment strategy" in the noted disclosure. As indicated previously, without specific investment criteria, specific types of investment or specific investment strategies, the issuer would be considered a blank check company and Regulation A would not be available.

5. We reissue comment ten from our letter dated July 27, 2007. Please provide a detailed plan of operations as requested by Item 6(a)(3)(i) of Model B of Form 1-A. Please revise to clarify how you will conduct your business based on the level of proceeds you receive. Clarify in the disclosure what you will do with proceeds not immediately used to purchase properties.

Plan of Distribution, page 38

6. We note your supplemental response to comment 11 from our letter dated July 27, 2007. Please include the full response in the offering statement.

7. We reissue comment 12 from our letter dated July 27, 2007. As Mr. Raike is selling securities for an issuer in connection with the distribution of such securities, it appears that Mr. Raike and Woodstock are underwriters for this offering, as that term is defined by Section 2(11) of the Securities Act of 1933. Please revise to clarify or advise. Please also revise your responses to Items of Part I of the offering statement that request information about underwriters accordingly.

8. We reissue comment 13 from our letter dated July 27, 2007. Based on our experience with Regulation A offerings, we understand that FINRA Corporate Finance Department issues "no objection" positions to broker-dealers that participate in Regulation A offerings. Please tell us why this procedure is not

required with respect to the proposed offering.

Subscription Agreement

9. We note the disclosure in section 5 of the subscription agreement that the units are not freely transferable. This statement is unclear in light of the fact that a Regulation A offering results in freely tradable shares and you appear to be registering the offering with the various states or relying upon an exemption that is specifically for a Regulation A offering. Please advise or revise.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Geoffrey Chalmers
    Fax (617) 227-3709